UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

November 26, 2020

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

•	Today, the National Customs and Tax Administration Superintendence (Superintendencia Nacional de Aduanas y de Administración Tributaria or “SUNAT”) began its collection process in respect of the amounts owed by the Company, following the Tax Court’s decision to dismiss the Company’s appeal against certain Administrative Resolutions issued by SUNAT. The purpose of such resolutions is to collect the amounts set forth in the Assessment Resolutions (Resoluciones de Determinación) that, as duly disclosed in the notes to our financial statements for the year ended December 31, 2019, relate to an audit in respect of the Company’s income tax payment for the years 2007 and 2008, where SUNAT refused to recognize the Company’s deductions in respect of contracts for physical deliveries and certain contractual payments made by the Company, on the basis that such payments would, according to SUNAT, correspond to an early settlement of financial derivative contracts where the Company did not establish the purpose or risks covered by such instruments.

•	Additionally, pursuant to applicable legal regulations, the Company has filed a request for deferral and fractioning in order to make such tax payments, which amount to S/ 1,567 million (where S/ 192 million correspond to taxes and S/1,375 million correspond to penalties and accrued interest), over a six year term, in addition to making interest payments in connection with such fractioning. To such effect, the Company is undergoing negotiations with a bank syndicate for the issuance of letters of guarantee that SUNAT has required in accordance with applicable regulations. The requested fractioning would involve an initial payment in an amount equal to 14% and 66 equal installments for the remaining amounts.

•	The Company will continue to exercise its lawful right to defend itself by means of the corresponding legal proceedings with the expectation of obtaining a final favorable outcome.

Yours faithfully,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: November 27, 2020	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer